Filed by Leucadia National Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                          Subject Company: Plains Resources Inc.
                                                      Commission File No. 0-9808



FOR IMMEDIATE RELEASE
Leucadia National Corporation Contact:  Laura Ulbrandt (212) 460-1900

         LEUCADIA NATIONAL CORPORATION SUBMITS FURTHER REVISED PROPOSAL
                        TO ACQUIRE PLAINS RESOURCES INC.

NEW YORK, NEW YORK, MARCH 19, 2004 - Leucadia National Corporation (LUK - NYSE and PCX) announced that today it submitted the following proposal letter to Plains Resources Inc. (PLX - NYSE):

                          Leucadia National Corporation
                             315 Park Avenue South
                               New York, NY 10010


                                 March 19, 2004


Plains Resources Inc.
700 Milam Street, Suite 2100
Houston, TX 77002
Attn: The Special Committee of the Board of Directors


           Dear Sirs:

           We were disappointed that the Special Committee rejected our revised March 5th proposal to Plains Resources Inc. ("PLX" or the "Company"). We and the other shareholders of PLX (as indicated by the current trading price of PLX) are convinced that our proposal provides materially superior value than the previously announced $16.75 transaction with management (the "$16.75 Transaction").

           Notwithstanding the above, in an effort to present an offer that you will have no choice but to acknowledge as superior to the $16.75 Transaction, we have increased our offer and have made a number of other material improvements to our proposal. The modified terms of our revised proposal are responsive to the issues raised by the Company in its press release and are reflective of further input we have received from PLX shareholders.

           In the transaction, Leucadia National Corporation ("Leucadia"), a NYSE-listed corporation (Ticker: LUK) and/or any of its respective affiliates through a newly formed entity (the "Buyer") would acquire 100% of the outstanding stock of PLX (the "Transaction"). The Transaction consideration would be comprised of PLX notes, PLX preferred stock (the "Notes" and the "Preferred", together the "Securities") and cash. Subsequent to the closing of the Transaction, Leucadia will commence a tender offer (the "Tender Offer") for $25 million of the Preferred issued in the Transaction at a price of $35.00 per share and $75 million of the Notes at a price of $35.00 per Note.

           We believe the minimum per share value of the Transaction (inclusive of the cash consideration) based on the Tender Offer price for the Securities would be $18.00 per PLX share. We believe the actual value of the Transaction to PLX shareholders will be approximately $18.75 per share, with the Notes valued at par and the Preferred valued at the same current yield as the PAA Units.

           You will note the following substantial improvements to our March 5 proposal:

(i)     We have reduced our due diligence condition to five days.

(ii) We have reduced Transaction leverage by approximately $100 million. While the $16.75 Transaction uses somewhat less leverage than our modified proposal, it is financed with LIBOR or Prime-based, secured bank and subordinate financing due in six years. This short-term financing increases basis risk (LIBOR or Prime versus the PAA Unit payout) and near-term refinancing risk. By comparison, our Transaction provides for match funded, 20-year bond financing, which can be satisfied with PAA Units held by PLX or cash. As a result, the structure of our Transaction financing substantially lowers refinancing risk for PLX. We, therefore, believe that our Transaction affords a substantially better credit profile for PLX than the alternative transaction, and, as a result, provides substantially less ratings downgrade risk for PAA.

(iii) We are issuing approximately 9.543 million Notes with an aggregate face amount of $334 million, but we are providing that all 12.4 million units ("PAA Units") of Plains All American Pipeline LP ("PAA") serve as secured collateral for the Notes. As a result, the Notes will be overcollateralized by approximately 25% based on the $417 million current market value of the PAA Units held by PLX and the face amount of the Notes.

(iv) We have eliminated the ability of the issuer to defer interest payments on the Notes.

(v) We are issuing 2.857 million shares or approximately $106 million of Preferred with a $37.00 liquidation preference that will pay dividends at a rate $0.525 per annum higher than the distributions on the PAA Units. Based on the current distribution rate of the PAA Units, the initial yield on the Preferred's $37.00 liquidation preference would be 7.5%. We believe that the Preferred will be particularly appealing for non-corporate taxable investors because qualifying dividends received by non-corporate shareholders are taxed at the 15% dividend rate.

(vi) We have increased the face amount of the Notes to the greater of (i) $35.00 per Note or (ii) the fair market value of a PAA Unit plus $0.25 at the time of closing.

(vii) We have provided that the $100 million Tender Offer will be in the form of a firm commitment from Leucadia for 2.143 million Notes at $35.00 per Note and for 714,286 shares of Preferred at $35.00 per share.

(viii) By offering the Preferred stock consideration, we are creating the opportunity that a portion of the Transaction consideration may be tax free to PLX shareholders.

(ix) Option holders will not be required to invest cash to exercise their options in order to receive the Transaction consideration.

(x) The Transaction allows PLX shareholders to elect whichever form of consideration they prefer, subject to proration, to better satisfy the divergent tax, risk, and reward profiles of PLX's shareholder base.

(xi) PLX will remain a NYSE listed (or other national exchange) public reporting company and a subsidiary of a well regarded, investment-grade public company with an outstanding long-term track record.

           1. Structure of Acquisition. In the Transaction, a subsidiary of the Buyer would be merged with and into PLX, with PLX as the surviving corporation. In the Transaction, PLX will issue approximately 9.543 million Notes, 2.857 million shares of Preferred and cash of $12.9 million. In the merger, existing stockholders of PLX will have the opportunity to elect cash, the Notes and/or the Preferred in exchange for their existing PLX securities, subject to proration. Leucadia will fund the acquisition entity with sufficient cash to pay off the existing indebtedness of PLX and fund the Transaction cash consideration and transaction costs.

           At issuance, the Notes will have a face value of the greater of (i) $35.00 per Note or (ii) the fair market value of a PAA Unit plus $0.25. The Preferred will have a liquidation preference of $37.00.

           Assuming shareholders elect to receive a pro rata distribution of the Transaction consideration, shareholders would receive 0.3843 of a Note, 0.1151 shares of Preferred and $0.52 in cash for each share of PLX. Options and other interests convertible into shares of common stock of PLX will be cancelled and exchanged for the economic equivalent of a pro-rata share of the merger consideration in accordance with the terms of such securities. Option holders will not be required to invest cash to exercise their options in order to receive the Transaction consideration.

           The Notes will be senior secured obligations of PLX collateralized by all 12.4 million PAA Units held by PLX, which will be the surviving company in the merger and as such will be full recourse obligations of PLX. Based on yesterday's closing price of a PAA Unit, the $334 million face amount of Notes would be secured by approximately $417 million in market value of PAA Units, providing for approximately 25% overcollateralization.

           The Notes will provide holders thereof with returns based upon the income from and value of the PAA Units. A Note will pay quarterly interest in an amount equal to the quarterly distribution paid on one PAA Unit. For example, if the Notes were currently issued and outstanding, they would pay quarterly interest in an amount equal to PAA's current distribution of $0.5625 for a current yield of 6.4% (approximately 200 basis points over the interpolated Treasury) on their face amount of $35.00, subject to an annual minimum interest rate of $1.00 per Note. If PAA raises or lowers its distribution, the quarterly interest rate will be adjusted accordingly. If, at the end of the year, the aggregate quarterly interest payments are less than $1.00, PLX shall make an interest payment equal to the difference.

           The Notes will mature 20 years after issuance. At maturity, PLX will owe the Note face amount plus, the amount, if any, by which the fair market value of one PAA Unit exceeds the face amount. At maturity, PLX may satisfy its obligations by (i) paying cash to the holders of Notes or (ii) exchanging PAA Units for outstanding Notes at the then market price of the PAA Units or (iii) any combination of (i) and (ii). The principal terms of the Notes are set forth on the attached term sheet.

           The Notes will participate in the upside of PAA Units through increases in PAA distributions and increases in the face amount of the Note at maturity based on growth in the market value of PAA. In addition, the Notes will have substantial downside protection due to their minimum $35.00 face value, the overcollateralization provided by their secured interest in marketable securities, and their full recourse against PLX.

           The Notes are designed to permit investors who cannot own, or choose not to own, MLP securities the opportunity to participate in the quarterly cash flows and upside of PAA. We therefore anticipate that the Note owners will be tax-exempt investors, offshore investors, IRAs, pension funds, and institutional investors whose performance is based on pre-tax performance, and/or other investors who prefer to, or can only participate in, the value creation at PAA through the Notes, rather than by ownership of the PAA Units directly.

           The Preferred will be a perpetual preferred that will pay a quarterly dividend equal to the distribution paid on a PAA Unit plus $0.13125 per quarter for an incremental annual yield of $0.525 more than the yield on a PAA Unit for a current yield of 7.5% at the $37.00 liquidation preference. The Preferred dividend will increase or decrease based on the then current quarterly distribution of PAA. For example, if the Preferred were currently issued and outstanding, it would pay a quarterly dividend in an amount equal to PAA's current distribution of $0.5625 plus $0.13125 for a current quarterly dividend of $0.69375.

           The Preferred will have other traditional preferred stock covenants, as more fully set forth on the attached term sheet summarizing the principal terms of the Preferred. We expect the Preferred to be suitable for all investors. In light of the favorable 15% tax rate for qualifying dividends, we believe the Preferred will be particularly appealing to non-corporate taxable investors.

           We believe that the additional potential investor base afforded by the Notes and the Preferred will provide PAA with a substantial alternate source of future capital in the event that it, in the future, elects to issue MLP "I-shares" or similar securities designed to appeal to a wider universe of investors.

           The Transaction will afford the opportunity for PLX shareholders to elect to receive whichever form of consideration they prefer, subject to proration. This will allow shareholders with differing risk, reward, and/or tax objectives to maximize the value of the Transaction to them. For example, depending upon certain factors, holders who elect to receive the Preferred may have the opportunity to reduce capital gains taxes on the Transaction.

           Thirty to sixty days subsequent to the closing of the Transaction, Leucadia commits to launch, or cause one of its affiliates to launch, the Tender Offer for 2.143 million Notes at $35.00 per Note and for 714,286 shares of Preferred at $35.00 per share for a total of $100 million. By allowing the Notes and the Preferred to trade in the market for a minimum of 60 days after the closing of the Leucadia Transaction and before the closing of the Tender Offer, PLX shareholders will have the opportunity to monitor the trading price of the Securities and can elect at their option to sell the Notes and/or the Preferred in the market, in the Tender Offer, or to retain the Securities.

           We will endeavor to cause a when-issued market to develop in the Securities prior to the consummation of the Transaction as promptly as permissible subject to regulatory requirements.

           We note from our reading of the merger agreement and proxy that the $16.75 Transaction has numerous financing and other contingencies, including contingencies that are under the control of Mr. James C. Flores, Mr. John T. Raymond, and Mr. Paul G. Allen. By comparison, upon the execution of the Leucadia Transaction merger agreement, the Leucadia Transaction will have no financing contingencies or other contingencies under the control of Leucadia's principals.

           Leucadia will fund the Transaction and the Tender Offer with readily available cash, cash equivalents and marketable securities which totaled $1,194,500,000 as of December 31, 2003, Leucadia's last publicly filed financial statement, excluding amounts held by subsidiaries subject to regulatory or other dividend payment restrictions.

           The Notes and the Preferred will be registered securities, and PLX will continue to file 10-Ks, 10-Qs, and other required filings as an SEC registered issuer. We expect that the Notes and the Preferred will be listed for trading on the New York Stock Exchange (or another national securities exchange or market).

           We believe the Notes and the Preferred will not be considered an interest in a partnership for tax purposes and owners of Notes will not receive K-1s, nor will they bear any flow-through income from PAA. In light of the fact that many investors who own shares of PLX do so to participate indirectly in the value of PAA because they are not permitted to own PAA Units, we believe that the Securities will be a superior alternative to PLX stock for existing owners of PLX as well as for other non-MLP investors, particularly because the Securities, unlike PLX stock, will pay quarterly cash payments.

           We anticipate that the Notes will trade at a premium to PAA Units because of several factors: (1) a greater universe of investors will be able to purchase the Notes rather than PAA Units, (2) the number of Notes outstanding will be limited to a maximum of 9.543 million, (3) the Note face amount will be secured by the $417 million of PAA Units held by PLX providing 25% overcollateralization for the $334 million of Note principal, and will be fully recourse against PLX.

           We believe the Notes will be considered by investors to be superior to MLP I-shares because they will pay a current distribution in cash rather than stock, and because the holder of a Note will, at their maturity, receive the greater of the face amount of the Note, or the fair market value of PAA Units, in cash or, if PLX chooses, PAA Units.

           We believe that the Preferred will trade at a premium to PAA because of several factors: (1) the Preferred will pay $0.525 per annum higher dividends than the then current distribution on PAA Units, (2) the favorable tax rate for qualifying dividends, (3) the number of shares of Preferred outstanding will be limited to a maximum of 2.857 million, and (4) a greater universe of investors will be able to purchase the Preferred rather than PAA Units.

           2. Effect of Proposal. This letter expresses the proposal of Leucadia only and is not intended to, and does not create a legally binding commitment or obligation on the part of Leucadia or its affiliates to effect a transaction with PLX (it being understood that any such legally binding obligation shall only be set forth in a definitive merger agreement that has been executed and delivered by Buyer and PLX). It is understood that Leucadia and its affiliates shall not be legally bound to PLX by reason of this proposal, nor shall rights, liabilities or obligations arise as a result of this proposal or any other written or oral communications between Leucadia or its affiliates on the one hand, and PLX or its representatives on the other hand.

           We believe that the proposal set forth herein constitutes a Superior Proposal (as defined in the $16.75 Transaction merger agreement) and allows PLX to engage in negotiations with us. We are extremely interested in completing the transactions contemplated hereby. We are committed to work with PLX and its advisors in good faith to finalize the transaction and the detailed Securities covenants on terms, which are mutually agreeable.

           We hereby request an in-person meeting with the special committee and its legal, financial and tax advisors so that we have an opportunity to address any potential remaining concerns that you have so that we may complete this transaction.

                                          Very truly yours,

                                          LEUCADIA NATIONAL CORPORATION

                                          By:   /s/ Ian M. Cumming
                                                --------------------------------
                                          Name:  Ian M. Cumming
                                          Title: Chairman of the Board


                               TERMS OF THE NOTES

    ------------------------------------- --------------------------------------
    Issuer:                               PLX, the surviving company in the
                                          merger.
    ------------------------------------- --------------------------------------
    Structure:                            The Notes will be issued pursuant a
                                          merger of a subsidiary of a newly
                                          created company with and into PLX,
                                          with PLX being the surviving
                                          company in the merger.
    ------------------------------------- --------------------------------------
    Securities Offered:                   The Notes will be issued under an
                                          indenture. Approximately 9,543,000
                                          Notes will be issued in the merger.
    ------------------------------------- --------------------------------------
    Face Amount:                          The face amount of each Note will
                                          be the greater of (i) $35.00 or
                                          (ii) the fair market value of one
                                          PAA Unit on the day prior to the
                                          consummation of the merger plus
                                          $0.25 per Note.
    ------------------------------------- --------------------------------------
    Maturity:                             The Notes will mature 20 years after
                                          issuance. At maturity, PLX will owe
                                          the face amount plus, the amount, if
                                          any, by which the fair market value of
                                          one PAA Unit as of the maturity date
                                          exceeds the face amount. At maturity,
                                          PLX may satisfy its obligations by (i)
                                          paying in cash or (ii) exchanging PAA
                                          Units for outstanding Notes at the
                                          then fair market value of the PAA
                                          Units or (iii) any combination of (i)
                                          and (ii).
    ------------------------------------- --------------------------------------
    Registration and Listing:             The Notes will be registered
                                          securities and are expected to be
                                          listed for trading on the New York
                                          Stock Exchange (or another national
                                          securities exchange or market).
    ------------------------------------- --------------------------------------

    ------------------------------------- --------------------------------------
    Interest:                             Interest shall be paid on a quarterly
                                          basis in an amount equal to the
                                          quarterly distributions received on
                                          one PAA Unit. If at the end of the
                                          year, the aggregate of the quarterly
                                          interest payments made on the Notes is
                                          less than $1.00, PLX shall pay
                                          interest equal to the difference.

    ------------------------------------- --------------------------------------
    Interest Payments:                    Interest payments on the Notes shall
                                          be payable quarterly in cash in
                                          arrears.
    ------------------------------------- --------------------------------------
    Repurchase of Notes:                  Leucadia or one of its affiliates
                                          shall commence a tender offer
                                          thirty to sixty days subsequent to
                                          the issuance of the Notes to
                                          purchase approximately $75 million
                                          of Notes at $35.00 per Note.
    ------------------------------------- --------------------------------------
    Redemption:                           The Notes will not be redeemable prior
                                          to maturity.
    ------------------------------------- --------------------------------------
    Security:                             Each Note will be secured by
                                          approximately 1.30 PAA Units. The
                                          Notes will also contain provisions
                                          relating to the protection and
                                          substitution of collateral.
    ------------------------------------- --------------------------------------
    Covenants:                            The Notes will contain covenants
                                          relating to (1) payment of
                                          interest, (2) provision of reports,
                                          (3) restrictions on incurrence of
                                          additional indebtedness, (4)
                                          restrictions on transactions with
                                          affiliates, (5) restrictions on
                                          payment of dividends, (6)
                                          restrictions on asset sales, and
                                          (7) restrictions on liens.
    ------------------------------------- --------------------------------------
    Amendments:                           Customary provisions permitting
                                          amendments to the indenture with
                                          the consent of a majority of the
                                          principal amount of units
                                          outstanding, provided, that without
                                          the consent of each holder of
                                          notes, an amendment or waiver may
                                          not: (1) reduce the principal
                                          amount of notes whose holders must
                                          consent to an amendment, supplement
                                          or waiver (subject to PLX's right
                                          to prepay); (2) reduce the
                                          principal of or change the fixed
                                          maturity of any note; (3) reduce
                                          the rate of or change the time for
                                          payment of interest; (4) waive a
                                          default or event of default in the
                                          payment of principal or premium, or
                                          interest on the notes (except a
                                          rescission of acceleration and a
                                          waiver of a payment default that
                                          resulted in such acceleration); (5)
                                          make any note payable in money
                                          other than as stated in the notes;
                                          (6) make any change in the
                                          provisions relating to the waiver
                                          of past defaults or the rights of
                                          holders to receive payments of
                                          principal, premium or interest; or
                                          (7) make a change in the foregoing
                                          amendment and waiver section.
    ------------------------------------- --------------------------------------
    Governing Law:                        The indenture and the Notes will be
                                          governed by New York law.
    ------------------------------------- --------------------------------------

                             TERMS OF THE PREFERRED

    -------------------------------------- ------------------------------------
    Issuer:                                PLX, the surviving company in the
                                           merger.
    -------------------------------------- ------------------------------------
    Structure:                             The Preferred will be issued
                                           pursuant a merger of a subsidiary
                                           of a newly created company with and
                                           into PLX, with PLX being the
                                           surviving company in the merger.
    -------------------------------------- ------------------------------------
    Securities Offered:                    Approximately 2,857,000 shares of
                                           Preferred will be issued in the
                                           merger.
    -------------------------------------- ------------------------------------
    Liquidation Preference:                The liquidation preference of each
                                           share of Preferred is $37.00, plus
                                           an amount equal to accumulated and
                                           unpaid dividends and distributions
                                           thereon, whether or not declared.
    -------------------------------------- ------------------------------------
    Ranking:                               With respect to the payment of
                                           dividends and amounts upon
                                           liquidation, the Preferred will
                                           rank senior to all other classes of
                                           stock of PLX.
    -------------------------------------- ------------------------------------
    Term:                                  The Preferred will have a perpetual
                                           existence.
    -------------------------------------- ------------------------------------
    Registration and Listing:              The Preferred will be a registered
                                           security and is expected to be
                                           listed for trading on the New York
                                           Stock Exchange (or another national
                                           securities exchange or market).
    -------------------------------------- ------------------------------------
    Voting Rights:                         Holders of shares of Preferred
                                           shall not have any voting rights,
                                           except as set forth herein or
                                           required by applicable law. If at
                                           any time dividends on the Preferred
                                           shall be in arrears for six (6) or
                                           more quarterly periods, holders of
                                           Preferred, may (by majority vote,
                                           voting together as a class) elect
                                           two additional directors to PLX's
                                           Board of Directors until such time
                                           as all accumulated dividends have
                                           been paid in full or set aside for
                                           payment in full.
    -------------------------------------- ------------------------------------
    Protective Provisions:                 For so long as any shares of
                                           Preferred remain outstanding, PLX
                                           shall not, without the consent of
                                           the holders of at least a majority
                                           of the Preferred outstanding at the
                                           time, amend, alter or repeal the
                                           provisions of its Certificate of
                                           Incorporation, whether by merger,
                                           consolidation or otherwise, so as
                                           to adversely affect any right,
                                           privilege or voting power of the
                                           Preferred or the holders thereof.
    -------------------------------------- ------------------------------------
    Dividends:                             The Preferred will provide for
                                           cumulative quarterly dividends,
                                           when, as and if declared by the
                                           Board of Directors of PLX, out of
                                           funds legally available therefor,
                                           in cash, in an amount equal to the
                                           amount of the quarterly
                                           distributions received on one PAA
                                           Unit, plus $0.13125 per share.
    -------------------------------------- ------------------------------------
    Dividend Date:                         Dividends on the Preferred shall be
                                           payable quarterly in cash in arrears.
    -------------------------------------- ------------------------------------
    Repurchase of Preferred:               Leucadia or one of its affiliates
                                           shall commence a tender offer
                                           thirty to sixty days subsequent to
                                           the issuance of the Preferred to
                                           purchase $25 million of Preferred
                                           at $35.00 per share.
    -------------------------------------- ------------------------------------

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any offer will only be made through a prospectus, which is part of a registration statement to be filed with the Securities and Exchange Commission (the "SEC"). Plains Resources shareholders are urged to carefully read the registration statement and the prospectus included therein, and the proxy statement and other documents relating to an offer, when they become available because these documents will contain important information relating to the offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Leucadia with the SEC, at the SEC's website at www.sec.gov. Once a registration statement, as well as any documents incorporated by reference therein and a proxy statement have been filed with the SEC, you will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. YOU SHOULD CAREFULLY READ THE PROSPECTUS AND THE PROXY STATEMENT WHEN THEY BECOME AVAILABLE BEFORE MAKING A DECISION CONCERNING AN OFFER.


\
                                       9